July 9, 2024

Greg Robertson
Chief Financial Officer
Business First Bancshares, Inc.
500 Laurel Street, Suite 101
Baton Rouge, Louisiana 70801

        Re: Business First Bancshares, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-38447
Dear Greg Robertson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance